Exhibit 99.1

Renren Announces Unaudited First Quarter 2018 Financial Results and Update on

Potential Financial Impact of the Transaction Announced on April 30, 2018

BEIJING, China, June 19, 2018 — Renren Inc. (NYSE: RENN) ("Renren" or the "Company"), which operates a social networking service (SNS) business, used auto business and SaaS business, today announced its unaudited financial results for the first quarter ended March 31, 2018.

First Quarter 2018 Highlights

•	Total net revenues were US$140.5 million, a 570% increase from the corresponding period in 2017.

—	Internet Value-Added Services (IVAS) and others net revenues were US$14.7 million, a 26.5% increase from the corresponding period in 2017.
—	Financing income was US$2.2 million, a 76.4% decrease from the corresponding period in 2017.
—	Used car sales revenue was US$123.6 million. We initiated used car sales business through one of our subsidiaries in the second quarter of 2017. As of March 31, 2018, we had a presence in 14 cities in China for this business.

•	Gross profit was US$11.9 million, an 85.0% increase from the corresponding period in 2017.

•	Operating loss was US$25.5 million, compared to an operating loss of US$17.6million in the corresponding period in 2017.

•	Net loss attributable to the Company was US$41.6 million, compared to a net loss of US$16.2 million in the corresponding period in 2017.

•	Adjusted loss from operations (1) (non-GAAP) was US$13.1 million, compared with an adjusted loss from operations of US$12.5 million in the corresponding period in 2017 and an adjusted loss from operations of US$21.9 million in the fourth quarter of 2017.

•	Adjusted net loss (1) (non-GAAP) was US$18.8 million, compared to an adjusted net loss of US$11.0 million in the corresponding period in 2017.

(1)	Adjusted loss from operations and net loss are non-GAAP measures, which are defined as loss from operations excluding share-based compensation expenses and amortization of intangible assets and net loss excluding share-based compensation expenses, fair value change of contingent consideration and amortization of intangible assets, respectively. See “About Non-GAAP Financial Measures” below.

First Quarter 2018 Results

Total net revenues for the first quarter of 2018 were US$140.5 million, representing a 570% increase from the corresponding period in 2017, due to the launch of the used car retail business in the second quarter of 2017.

IVAS and others net revenues were US$14.7 million, representing a 26.5% increase from the corresponding period of 2017. The increase was mainly due to the revenue from our Renren mobile live streaming service. Monthly unique log-in users of the Renren SNS platform were approximately 31 million in March 2018.

Financing income was US$2.2 million for the first quarter of 2018, compared to US$9.3 million in the corresponding period of 2017. The decrease was in line with the decrease of financing receivable from US$270.1 million as of March 31, 2017 to US$46.0 million as of March 31 2018.

Used car sales revenue of US$123.6 million was generated through one of our subsidiaries conducting used car sales business, which is a new business that we initiated in the second quarter of 2017.

Cost of revenues was US$128.6 million, compared to US$14.5 million from the corresponding period of 2017. The increase was primarily due to the cost of used car sales.

Operating expenses were US$37.4 million, a 55.7% increase from the corresponding period of 2017.

Selling and marketing expenses were US$11.9 million, a 92.9% increase from the corresponding period of 2017. The increase was primarily due to the increase in in headcount and personnel related expenses for the used car sales business.

Research and development expenses were US$7.3 million, a 26.9% increase from the corresponding period in 2017. The increase was primarily due to the increase in headcount and personnel related expenses.

General and administrative expenses were US$18.2 million, a 50.6% increase from the corresponding period in 2017. The increase was primarily due to the increase in share-based compensation expenses.

Share-based compensation expenses, which were all included in operating expenses, were US$12.3 million, compared to US$5.1 million in the corresponding period in 2017. The increase was primarily due to stock options granted during the first quarter of 2018 by our subsidiary conducting our used car business.

Loss from operations was US$25.5 million, compared to a loss from operations of US$17.6 million in the corresponding period in 2017.

Loss in equity method investments was US$2.8 million, compared to income of US$4.1 million in the corresponding period in 2017.

Net loss attributable to the Company was US$41.6 million, compared to a net loss of US$16.2 million in the corresponding period in 2017.

Adjusted loss from operations (non-GAAP) was US$13.1 million, compared with an adjusted loss from operations of US$12.5 million in the corresponding period in 2017 and an adjusted loss from operations of US$21.9 million in the fourth quarter of 2017. Adjusted loss from operations is defined as loss from operations excluding share-based compensation expenses and amortization of intangible assets.

Adjusted net loss (non-GAAP) was US$18.8 million, compared to an adjusted net loss of US$11.0 million in the corresponding period in 2017. Adjusted net loss is defined as net loss excluding share-based compensation expenses, fair value change of contingent consideration and amortization of intangible assets.

Business Outlook

The Company expects to generate revenues in an amount ranging from US$140 million to US$145 million in the second quarter of 2018, representing a 527% to 549% year-over-year increase. This forecast reflects Renren's current and preliminary view, which is subject to change.

Potential Financial Impact on Renren of the Transaction Announced on April 30, 2018

The Company has announced a series of transactions that include a cash dividend by the Company and a private placement by its subsidiary Oak Pacific Investment (“the Transaction”) on April 30, 2018. The Transaction is intended to address concerns that Renren may be deemed to be an investment company within the meaning of the Investment Company Act and is expected to close on June 21, 2018. The Transaction will have a significant impact on the Company’s financial statements. Please refer to the Forms 6-K filed with the SEC on June 19 and May 14, 2018 for unaudited pro forma condensed consolidated financial statements. Based on the unaudited pro forma condensed consolidated balance sheet as though the Transaction had occurred on March 31, 2018, total Renren Inc. shareholders’ equity value following the Transaction is currently estimated to be US$174 million.

Conference Call Information

The Company will not host a conference call. Please contact our Investor Relations Department if you have any questions.

About Renren Inc.

Renren Inc. (NYSE: RENN) operates a social networking service (SNS) business, used car business and SaaS business. Renren's American depositary shares, each of which represents fifteen Class A ordinary shares, trade on NYSE under the symbol "RENN".

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook for the second quarter of 2018 and quotations from management in this announcement, as well as Renren's strategic and operational plans, contain forward-looking statements. Renren may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission ("SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Renren's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the social networking site market in China; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with key advertisers and customers; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Renren does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Renren's consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Renren uses "adjusted loss from operations and net loss" which are defined as "non-GAAP financial measures" by the SEC, in evaluating its business. We define adjusted loss from operations as loss from operations excluding share-based compensation expenses and amortization of intangible assets and adjusted net loss as net loss excluding share-based compensation expenses, fair value change of contingent consideration and amortization of intangible assets, respectively. Renren continuously and periodically reviews the operating results and business performance from operational perspectives. Starting from the first quarter of 2018, there was a significant impact on net loss due to the material and significant noncash amount of fair value change of contingent consideration relating to the used car dealership of the emerging used auto business. Due to the nature of the business, Renren believes that including adjusted loss from operations and excluding the impact of such fair value changes more appropriately reflects Renren’s results of operations, and provides investors with a better understanding of Renren’s business performance. To facilitate investors and analysts, we present the foresaid impact in "Reconciliation of non-GAAP results of operations measures to the comparable GAAP financial measures" retrospectively. We present adjusted loss from operations and net loss because they are used by our management to evaluate our operating performance. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

The presentation of these non-GAAP financial measures are not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned "Reconciliation of non-GAAP results of operations measures to the comparable GAAP financial measures" at the end of this release.

For more information, please contact:

Investor Relations Department

Renren Inc.

Tel: (86 10) 8448 1818 ext. 1300

Email: ir@renren-inc.com